EXHIBIT 99.3

Algonquin Power & Utilities Corp. Announces Date for Annual Meeting of Shareholders

TORONTO, May 28, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the date of the annual meeting of its shareholders.

Meeting Details:

Date: Tuesday, June 19, 2012

Time: 4:00 p.m. Eastern Time

Location: Holiday Inn Oakville, 590 Argus Road, Oakville, Ontario, L6J 3J3

The Notice of Meeting and Management Information Circular outlining the matters to be dealt with at the meeting have been mailed to shareholders, filed on SEDAR, and are available in the document section of the investor centre on Algonquin Power & Utilities Corp.’s website at http://investors.algonquinpower.com/GenPage.aspx?IID=4142273&GKP=1073747072.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 42 renewable energy facilities and 12 thermal energy facilities representing more than 460MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

%SEDAR: 00014832E

For further information:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 12:08e 28-MAY-12